MUNDOVAL FUND
GLOBAL VALUE INVESTING



Symbol: MUNDX
DATE: 1/7/2010
NAV: 11.40
DAY CHANGE: 0.04

2009 DIVIDENDS &
CAPITAL GAINS AS OF 12/28/09

DIVIDEND: $0.1312
SHORT-TERM CAP GAIN: $0.0000
LONG-TERM CAP GAIN: $0.0000

WELCOME

The Mundoval Fund adheres to an investment philosophy that is based on value. We will attempt to reduce the risk of permanent capital loss by purchasing common stock in businesses at prices that are less than their intrinsic values. We believe that businesses purchased at prices less than their intrinsic values help to protect capital from significant loss and provide for a satisfactory rate of return. Our scope is global as we seek to own businesses throughout the world that are leaders in their industries with the ability to generate discretionary cash flows to enhance value for shareholders.

INVESTORS

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Investors should consider the investment objective, risks, and charges and expenses of the Fund carefully before investing. The Fund's prospectus contains this and other information about the Fund and is available upon request by calling 1-877-59-FUNDS. Please obtain and carefully read the prospectus before investing. Click here to view the prospectus on-line.

MUNDOVAL FUND
GLOBAL VALUE INVESTING

THE FUND : HOLDINGS


Diageo Plc., 2.84%
3M Co., 4.48%
Ebay Inc., 2.89%
Sanofi Aventis ADR, 4.21%
Johnson & Johnson, 2.96%
Ingersoll Rand Co., LTD, 4.20%
GlaxoSmithKline Plc., 3.24%
News Corporation, 3.25%
Unilever Plc ADR, 3.75%
AstraZeneca Plc, 3.36%
Microsoft Corp., 3.74%
Illinois Tool Works, Inc., 3.43%
Pfizer, Inc., 3.72%
WellPoint Health Net, 3.57%
Cisco Systems, Inc., 3.67%

Top 15 Holdings as of December 31, 2009	
3M Co.	4.48%
Sanofi Aventis ADR	4.21%
Ingersoll Rand Co., LTD	4.20%
Unilever Plc ADR	3.75%
Microsoft Corp.	3.74%
Pfizer, Inc.	3.72%
Cisco Systems, Inc.	3.67%
WellPoint Health Net	3.57%
Illinois Tool Works, Inc.	3.43%
AstraZeneca Plc	3.36%
News Corporation	3.25%
GlaxoSmithKline Plc	3.24%
Johnson & Johnson	2.96%
Ebay Inc.	2.89%
Diageo Plc.	2.84%

Investors should consider the investment objective, risks, and charges and expenses of the Fund carefully before investing. The Fund's prospectus contains this and other information about the Fund and is available upon request by calling 1-877-59-FUNDS. Please obtain and carefully read the prospectus before investing. Click here to view the prospectus on-line.

MUNDOVAL FUND
GLOBAL VALUE INVESTING

THE FUND : SECTORS


Telecommunications 6.25%
Materials 2.11%
Energy 0.00%
Net Cash 1.27%
Health Care 24.95%
Consumer Staples 9.74%
Consumer Discretionary 11.86%
Industrials 17.12%
Financials 13.12%
Information Technology 13.58%

Fund Sectors as of December 31, 2009	
Health Care	24.95%
Industrials	17.12%
Information Technology	13.58%
Financials	13.12%
Consumer Discretionary	11.86%
Consumer Staples	9.74%
Telecommunications	6.25%
Materials	2.11%
Energy	0%
Net Cash	1.27%

*Net Cash represents cash equivalents less liabilities in excess of other assets.

Investors should consider the investment objective, risks, and charges and expenses of the Fund carefully before investing. The Fund's prospectus contains this and other information about the Fund and is available upon request by calling 1-877-59-FUNDS. Please obtain and carefully read the prospectus before investing. Click here to view the prospectus on-line.